Filed by Proton Energy Systems, Inc.

purusant to Rule 425 under the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Commission File No. 000-31533

Subject Company: Proton Energy Systems, Inc.

PROTON ENERGY SYSTEMS, INC.

ANNOUNCES FILING OF FORM S-4

Wallingford, CT, September 4, 2003 – Proton Energy Systems, Inc. (Nasdaq: PRTN), today announced that its wholly owned subsidiary, Distributed Energy Systems Corp., has filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus relating to the acquisition of Northern Power Systems, Inc. Under the terms of the merger, Northern will be acquired and held as a wholly owned subsidiary of Distributed Energy and Proton will become a wholly owned subsidiary of Distributed Energy.

Northern will be acquired for a combination of cash and stock valued at approximately $27.5 million and warrants to purchase up to approximately 2.5 million shares of Distributed Energy’s common stock. The merger is subject to customary closing conditions and regulatory approvals, as well as the approval of the stockholders of Proton and Northern.

Investors and security holders may obtain free copies of the registration statement, preliminary joint proxy statement/prospectus, and other documents filed from time to time with the SEC by Distributed Energy through the website maintained by the SEC at http://www.sec.gov/. The registration statement and joint proxy statement/prospectus contain important information about Proton, Northern, the transaction, and related matters. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus carefully. In addition, when such documents become available, investors and security holders will be able to obtain free copies of the registration statement and the final joint proxy statement/prospectus from Proton by contacting John Glidden at (203) 678-2355, or from Northern by contacting Doug Schwab at (802) 496-2955, extension 283.

The registration statement relating to the securities has been filed with the Securities and Exchange Commission, but has not yet become effective. In addition, the joint proxy statement/prospectus is subject to completion. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. This communication is not a solicitation of a proxy from any security holder of Proton Energy Systems, Inc.

Proton and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the transactions contemplated by the merger agreement. Information regarding Proton’s directors and executive officers is contained in the registration statement. As of June 30, 2003, Proton’s directors and executive officers beneficially owned approximately 9.4 million shares, or 28%, of Proton’s common stock.

About Northern Power Systems, Inc.

Northern Power Systems, Inc., is headquartered in Waitsfield, Vermont and employs 100 people with engineering, fulfillment and customer-support capabilities. Northern Power Systems designs, builds and installs ultra-reliable power solutions for commercial, industrial, government and military customers. Since its founding in 1974, Northern has installed over 800 systems in 45 countries on all seven continents. With a record of success in traditional and emerging technologies, Northern’s systems offer customers reduced operating expenses, minimized risk and reduced pollution.

About Proton Energy Systems, Inc.

Proton Energy Systems, Inc. designs, develops and manufactures Proton Exchange Membrane, or PEM, electrochemical products that it employs in hydrogen generating devices and in regenerative fuel cell systems that function as power generating and energy storage devices. Proton’s HOGEN® hydrogen generators produce hydrogen from electricity and water in a clean and efficient process using its proprietary PEM technology.

Forward-looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Statements contained herein concerning Proton’s goals, guidance, revenue projections and other statements that are not statements of historical fact may be deemed to be forward-looking information. Without limiting the foregoing, words such as “anticipates,” “believes,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “should,” “will,” “would” and other forms of these words or similar words are intended to identify forward-looking information. Proton’s actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Proton disclaims any obligation to update these forward-looking statements. Factors that could cause results to differ materially from those contained in Proton’s forward-looking statements include, but are not limited to, our failure to complete development of our products, failure of our products to achieve commercial acceptance, our inability to expand our production facilities, manufacture our products at commercially acceptable costs or establish distribution relationships, the impact of competitive products, failure to complete or achieve the anticipated benefits of the Northern merger and other factors detailed in Proton’s Form 10-Q for the quarter ended June 30, 2003 and other filings made from time to time with the SEC.

PROTON®, HOGEN®, UNIGEN®, FUELGEN™, HIPRESSTM and TRANSFORMING ENERGYTM are trademarks or registered trademarks of Proton Energy Systems, Inc.

SOURCE: Proton Energy Systems, Inc.

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